Exhibit 99.1

Fang Announces Change of Auditor

BEIJING, July 14, 2022 /PRNewswire/ -- Fang Holdings Limited (OTC: SFUNY) ("Fang" or the "Company"), a leading real estate Internet portal in China, today announced the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd (“Shandong Haoxin”), an independent accounting firm registered with the Public Company Accounting Oversight Board，as the Company's auditor, effective July 14, 2022.

Shandong Haoxin succeeds MaloneBailey, LLP ("MaloneBailey"), the Company’s previous independent auditor. The Company and MaloneBailey have no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The change of the Company's independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the "Board") and the audit committee of the Board. The Company is working closely with Shandong Haoxin and MaloneBailey to ensure a seamless transition and intends to work expeditiously with Shandong Haoxin to file its annual reports for the periods ended December 31, 2020 and December 31, 2021 as soon as possible.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the results of the winding-up petition and application for appointment of provisional liquidators. These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the outcome of the appeal (to the extent lodged by Fang) of the NYSE Regulation staff's delisting decision, the impact of Fang's business development strategies, the Fang's ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com